UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                            (Amendment No. ________)*

                        MGCC INVESTMENT STRATEGIES, INC.
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                    552760209
                                 (CUSIP Number)


                             Empower Century Limited
                      No. 56 Lingxi Street, Taihe District
                             Jinzhou City, Liaoning
                       People's Republic of China, 121013
                              011 - 86-0416-5186632
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 22, 2006
         (Date of Event which Requires Filing Statement on Schedule 13D)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


                         (Continued on following pages)

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Empower Century Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     SC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    3,229,685
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           3,229,685
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,229,685
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.01%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Choice Inspire Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     SC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,743,724
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,743,724
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,743,724
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Qingjie Zhao
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     SC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     People's Republic of China
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    5,973,409*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           5,973,409*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,973,409*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.0%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------
Consisting of (a) 3,229,685 shares of the Common Stock of the issuer held by Empower Century Limited of which Mr. Qingjie Zhao, the issuer's CEO, President and Secretary, is a 37.67% owner and Chairman and (b) 2,743,724 shares of the Common Stock of the issuer held by Choice Inspire Limited of which Mr. Zhao is a 75% owner and chairman. Mr. Zhao disclaims the beneficial ownership of such securities except to the extent of his indirect pecuniary interest therein.

ITEM 1. SECURITY AND ISSUER.

The name of the issuer is MGCC Investment Strategies, Inc., a Nevada corporation (the "Company"), which has its principal executive offices at No. 56 Lingxi Street, Taihe District, Jinzhou City, Liaoning, People's Republic of China, 121013. This statement relates to the Company's common stock, $0.001 par value per share.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(f). EMPOWER CENTURY LIMITED. This Schedule 13D is being filed by Empower Century Limited, a company organized under the law of the British Virgin Islands ("Empower"). Empower is a holding company with no active business operations. The address at which Empower can be contacted is No. 56 Lingxi Street, Taihe District, Jinzhou City, Liaoning, People's Republic of China, 121013. During the last five years, Empower has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). CHOICE INSPIRE LIMITED. This Schedule 13D is being filed by Choice Inspire Limited, a company organized under the law of the British Virgin Islands ("Choice"). Choice is a holding company with no active business operations. The address at which Choice can be contacted is No. 56 Lingxi Street, Taihe District, Jinzhou City, Liaoning, People's Republic of China, 121013. During the last five years, Choice has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). QINGJIE ZHAO. This Schedule 13D is being filed by Mr. Qingjie Zhao, a citizen of People's Republic of China ("Mr. Zhao", and collectively with Empower and Choice, the "Reporting Persons"). Mr. Zhao is the Company's CEO, President, and Secretary and will become the Company's director on July 7, 2006. The address at which Mr. Zhao's occupation is conducted is No. 56 Lingxi Street, Taihe District, Jinzhou City, Liaoning, People's Republic of China, 121013. During the last five years, Mr. Zhao has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons received the securities covered by this statement pursuant to that certain share exchange agreement by and among the Company, Wonder Auto Limited ("Wonder") and the shareholders of Wonder, dated June 22, 2006 ("Share Exchange Agreement"). Pursuant to the Share Exchange Agreement, the common stock of Wonder held by the Reporting Persons was exchanged for common stock of the Company on June 22, 2006, the closing date of the Share Exchange Agreement.

Mr. Zhao owns 75% of Choice and 37.67% of Empower and serves as Chairman of both companies.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Company's common stock pursuant to the Share Exchange Agreement as described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Company's board of directors which were more fully described in the current report on Form 8-K filed by the Company on June 23, 2006.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Empower is the beneficial owner of 3,229,685 shares of the Company's common stock, representing 33.01% of the outstanding shares of the Company's common stock. Empower does not own any other securities of the Company. Choice is the beneficial owner of 2,743,724 shares of the Company's common stock, representing 28% of the outstanding shares of the Company's common stock. Choice does not own any other securities of the Company. Mr. Zhao is the beneficial owner of 5,973,409* shares of the Company's common stock, representing 61.0% of the outstanding shares of the Company's common stock. Mr. Zhao does not own any other securities of the Company. Mr. Zhao disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein

(b) Mr. Zhao has the sole power to vote and dispose of 5,973,409* shares.

(c) Other than the transaction in connection with the Share Exchange Agreement, the Reporting Persons did not effect any transactions in the issuer's securities within the past 60 days.

(d) Other than Mr. Zhao, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons' securities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as disclosed herein and in the current report on Form 8-K filed by the Company on June 23, 2006, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None


* Consisting of (a) 3,229,685 shares of the Common Stock of the Company held by Empower of which Mr. Zhao is a 37.67% owner and Chairman and (b) 2,743,724 shares of the Common Stock of the Company held by Choice of which Mr. Zhao is a 75% owner and chairman.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 5, 2004



                             EMPOWER CENTURY LIMITED


                                            By: /s/ Qingjie Zhao
                                               ---------------------------------
                                            Name: Qingjie Zhao
                                            Title: Chairman


                             CHOICE INSPIRE LIMITED


                                            By:  /s/ Qingjie Zhao
                                               ---------------------------------
                                            Name: Qingjie Zhao
                                            Title: Chairman



                                            /s/ Qingjie Zhao
                                            ------------------------------------
                                            Qingjie Zhao